Mail Stop 3561

May 7, 2010

Matt Maddox
Chief Financial Officer and Treasurer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

   Re: **Wynn Resorts, Limited**
      File Number 000-50028
      Form 10-K: For the Fiscal Year Ended December 31, 2009
      Definitive Proxy Statement on Schedule 14A

Dear Mr. Maddox:

   We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Management Discussion and Analysis, page 37

Results of Operations, page 39

1. Reference is made to Note 15 (Income Taxes) where you have generated foreign income from continuing operations in the last two fiscal years while incurring domestic (U.S.) losses from continuing operations in each of those fiscal years. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these geographic results of

operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and the MD&A Interpretive Releases (Section 501 of the Financial Reporting Codification and FR#72).

Liquidity and Capital Resources, page 49

2. Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. For a company with the size of operations as yours, we do not believe that a two sentence disclosure can adequately discuss and analyze your operating cash flows sufficient to provide your investors with the depth of understanding and knowledge necessary to evaluate your operating cash flows. In addition, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements, page 70

Note 2 – Significant Accounting Policies, page 70

3. Reference is made to your critical accounting policies and estimates where you disclose that significant judgmental accruals are estimated for self-insurance and loyalty program reward redemptions. However, we note that your consolidated financial statements do not appear to contain a significant accounting policy for estimating these accruals. Please expand the notes to provide an accounting policy for determining these accruals, including the method(s) for estimating the accrual at each balance sheet date and any significant changes or adjustments that have impacted your accruals during the financial statement periods. With respect to loyalty program and other casino liabilities, please consider the guidance in ASC Topic 924 (AICPA Audit and Accounting Guide: Casinos) any other applicable guidance you considered in determining the amount of liability for your loyalty programs and other casino base and progressive jackpots. Please revise accordingly.

Controls and Procedures, page 102

4. It appears that management's conclusion is qualified. Specifically, reasonable assurance is not considered in the definition of disclosure controls and procedures. Please represent to us and disclose in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Definitive Proxy Statement on Schedule 14A

Setting Executive Compensation, page 25

5.   We note your disclosure on page 25 and throughout your Compensation Discussion and Analysis section that you compare elements of compensation against compensation levels of executives in comparable positions at a peer group of gaming companies, as well as brand driven, entertainment and growth companies. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or me (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 with any questions regarding comments on the Definitive Proxy Statement on Schedule 14A.

Sincerely,

Lyn Shenk
Branch Chief